SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C 20549

                                FORM 11-K

     (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended December 31, 1993

                                    OR
     ( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from _________ to ___________

                         Commission File No. 1-8086

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office;

                         General DataComm Industries, Inc.
                Retirement Savings and Deferred Profit Sharing Plan
                              1579 Straits Turnpike
                       Middlebury, Connecticut 06762-1299

                        REQUIRED INFORMATION

Financial Statements and Exhibits.

(a) Financial Statements of the Plan:

    See Table of Contents for statements, notes and schedules filed (page 3).

(b) Exhibits:

   24.1 Consent of Deloitte & Touche, independent public accountants, dated June 13, 1994, which is included herein.


                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the General DataComm Industries, Inc. Retirement Savings and Deferred Profit Sharing Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   William S. Lawrence
                                   as Plan Administrator

Dated:  June 30, 1994

GENERAL DATACOMM INDUSTRIES, INC.
RETIREMENT SAVINGS AND DEFERRED PROFIT SHARING PLAN

TABLE OF CONTENTS

                                                                   PAGE

INDEPENDENT AUDITORS' REPORT                                        4


FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993
AND 1992 AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                    6

  Statements of Changes in Net Assets Available for
   Benefits                                                          7

  Notes to Financial Statements                                      8

SUPPLEMENTAL SCHEDULES:

        Item 27a-Assets Held for Investment Purposes at
          December 31, 1993                                         19

        Item 27d-Reportable Transactions for the Year Ended
          December 31, 1993                                         20


Other schedules have been omitted due to the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure Under the
Employee Retirement Income Security Act
of 1974.

INDEPENDENT AUDITORS' REPORT

General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of General DataComm
Industries, Inc. Retirement Savings and Deferred
Profit Sharing Plan (the "Plan") as of December 31,
1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These supplemental schedules are the responsibility of the

Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 13, 1994

GENERAL DATACOMM INDUSTRIES, INC.
RETIREMENT SAVINGS AND DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1993 AND 1992


                                          1993            1992
ASSETS:
 Investments, at fair
  value                            $24,055,194    $17,990,153
 Receivables:
  Employee contributions               148,654        117,952
  Employer contributions             1,128,112        784,632
                                   ___________    ___________
NET ASSETS AVAILABLE FOR BENEFITS  $25,331,960    $18,892,737
                                   ___________    ___________

See notes to financial statements.

GENERAL DATACOMM INDUSTRIES, INC.
RETIREMENT SAVINGS AND DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

                                          1993              1992
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
  Interest and dividend income        $1,194,520        $  912,077
  Net appreciation in fair
   value of investments                2,018,961           651,675
                                       __________         _________
                                        3,213,481        1,563,752
  Less investment expenses                 23,610           33,608
                                       __________         _________
  Investment income, net                3,189,871        1,530,144

 Contributions:
 Employee contributions                 3,248,486        2,459,786
 Employer contributions                 1,213,053          818,240
                                        _________         _________
                                        4,461,539        3,278,026
                                        _________         _________
   Total additions                      7,651,410        4,808,170

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
 Distributions to participants         (1,212,187)        (773,475)
                                       __________         _________
NET INCREASE                            6,439,223        4,034,695

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                     18,892,737       14,858,042
                                       __________        __________
 End of year                          $25,331,960      $18,892,737
                                      ___________       ___________
See notes to financial statements.

GENERAL DATACOMM INDUSTRIES, INC.
RETIREMENT SAVINGS AND DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992


1.      DESCRIPTION OF THE PLAN

        The purpose of General DataComm Industries, Inc.
Retirement Savings and Deferred
Profit Sharing Plan (the "Plan") is to enhance the employee benefit programs of General DataComm
Industries, Inc. (the "Company") and to give eligible employees the opportunity to set aside portions of their pretax salary and to have such amounts invested and supplemented by Company contributions on behalf of such employees. The Plan also provides for employees to share in the Company's profits whereby employer contributions and forfeitures are allocated to participants' accounts based upon the relative compensation of the participants. The Plan's investment earnings and gains and losses are allocated based upon accumulated amounts in participants' accounts.

        The Plan permits qualified employees to contribute from one to ten percent of their compensation on a pretax basis, subject to the guidelines of the Internal Revenue Code. Subject to certain limitations, the Company will contribute an amount equal to fifty percent of an employee's pretax contributions, not to exceed one and one-half percent of the employee's eligible compensation. In 1993 and 1992, the Company match was $774,868 and $688,958, respectively.
All contributions are allocated to participant accounts. The Plan does not allow current contributions on an after-tax basis.

The Company may also make profit sharing contributions to the Plan each year based upon a percentage of the Company's fiscal year consolidated operating profits (as defined in the Plan) in accordance with the following formula:

 Operating Profit
 As Percentage                     Percentage of Operating
 of Net Revenues                   Profits Contributed to the Plan
 _______________                   _______________________________
 Up to 9%                          5%

 Over 9%, but not                  5% of the initial 9% of
 more than 17%                     operating profits, plus
                                   10% of operating profits
                                   between 9% and 17% of net revenues

 Over 17% 5% of the initial 9% of operating profits, plus 10% of operating profits between 9% and 17% of net revenues, plus 15% of operating profits in excess of 17% of net revenues

        The amount thus computed is reduced by the contributions, if any, which are made to the Deferred Profit Sharing Plan of the Company's
Canadian subsidiary. A contribution in excess of the amount determined by the above formula may be made, at the discretion of the Company. The
Company's profit sharing contributions for 1993 and 1992 were $340,700 and $149,349, respectively.

Subject to the terms of the Plan and the Internal
Revenue Code, continuing participants until either age 59 1/2 or termination may only make approved hardship withdrawals from their pretax contribution accounts.

The Plan also provides loans to participants and to former members who qualify as "parties in interest" as defined by ERISA. Participants may borrow against their pretax contribution and rollover account, and the loans are secured by a pledge of 50% of the borrower's pretax contribution and rollover account. Participants elect from which investment fund the loans will be disbursed. Interest rates on loans are charged at the prime rate in effect at the beginning of the calendar quarter prior to the loan, plus one percent. The minimum and maximum loan available under the Plan are $1,000 and $50,000, respectively, subject to certain guidelines.
The maximum term of a loan is
five years for most purposes.

Participants shall at all times be fully vested in the value of their contributions and earnings or losses recognized thereon. Participants are vested in employer contribution amounts based upon length of service and become fully vested upon the earliest of the following events: (1) death; (2) normal retirement; (3) permanent and total disability or (4) after five years of service.

Vesting occurs as follows:

Completed Years of Continuous Service   Vested Percentage

Less than two years                          0%
Two years, but less than three               25
Three years, but less than four              50
Four years, but less than five               75
Five years or more                          100

When a participant's employment ceases as a result of retirement, disability, termination or death, the vested value of such participant's account is paid to the participant or to the designated beneficiary in accordance with the provision and payment method elections specified in the Plan.

Participants who cease to be employees of the Company are entitled to receive the vested portion of their accounts. If the participant returns to the Company within a defined period, the nonvested portion of the account balance is restored upon meeting certain criteria. Otherwise, the nonvested portions applicable to the Company's matching contributions related to retirement savings are reallocated to all eligible members on the same basis as employer matching contributions.

The Company has reserved the right to terminate the Plan at any time. In the event of complete or partial termination, all participants and/or beneficiaries shall be fully vested with nonforfeitable rights in the value of their accounts.

Participants should refer to the Plan Agreement for further details regarding the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments-At the discretion of employees, contributions are invested in one or more investment funds. Employees may select a Stable
Value Fund, Equity Income Fund, U.S. Treasury Fund,
Capital Appreciation Fund, Science and Technology
Fund, New America Growth Fund, New Income Fund,
International Equity Fund and/or Company Stock
Fund.

All investments are recorded at fair value. For the Equity Income Fund, Capital Appreciation Fund,
Science & Technology Fund, New America Growth
Fund, New Income Fund, International Stock Fund and Company Stock Fund, the trustee values the Company stock and other investments in securities traded on a national securities exchange or in the over the counter market at the last reported sales price or latest available bid price on the last business day of the year. Purchases and sales of securities are recorded on the trade date.
Investments in the Stable Value Fund and U.S.
Treasury Fund are reflected at estimated fair value as determined by the Trustee.

Basis of Accounting-The financial statements herein are prepared on the accrual basis of accounting.

Reclassification-Certain 1992 amounts have been reclassified to conform with the 1993 presentation.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Distributions-Distributions applied for that were still outstanding at December 31, 1993 and 1992 were as follows:

                                           1993       1992
Distributions applied for:
 Stable Value Fund                        $ 17,980  $ 48,545
 Equity Income Fund                         10,114    18,339
 U.S. Treasury Fund                          6,181    15,102
 Company Stock Fund                          8,428    12,514
 Capital Appreciation Fund                   5,619    10,787
 Science & Technology Fund                   3,371     1,079
 New America Growth Fund                     2,248       755
 New Income Fund                               560       539
 International Stock Fund                    1,687       216
                                           _______   _______
    Total                                  $56,188  $107,876
                                           _______  ________


These amounts have not been recorded in the financial statements, but have been recorded in the Form 5500, Annual Return/Report of Employee
Benefit Plan.

Plan Expenses-The Plan provides that all costs and expenses incurred in administering the Plan shall be paid by the Plan; however, as allowed by the Plan, the Company has elected to pay certain of these costs.

3.      INVESTMENTS

Investments held by the Plan at December 31, 1993 and 1992 are as follows:

                                                 1993
                                     Number of
                                     Units Held  Cost       Fair Value
T. Rowe Price Funds:
 Stable Value Fund                   7,538,472   $ 7,538,472  $ 7,438,472
 Equity Income Fund                     68,843     4,005,908    4,227,181
 U.S. Treasury Fund                  2,584,973     2,584,973    2,584,973
 Company Stock Fund                    323,665     1,748,008    3,358,027
 Capital Appreciation Fund             191,773     2,257,770    2,427,852
 Science & Technology Fund              78,835     1,476,598    1,493,916
 New America Growth Fund                31,478       812,604      882,633
 New Income Fund                        21,303       196,143      196,841
 International Stock Fund               56,230       611,320      683,756
Loans Receivable                                     661,543      661,543
                                                 ___________  ___________
 Total                                           $21,893,339  $24,055,194
                                                ___________   ___________

                                                  1992
                                      Number of
                                      Units Held  Cost        Fair Value
T. Rowe Price Funds:
 Stable Value Fund                    8,021,181    $8,021,181  $8,021,181
 Equity Income Fund                     185,042     2,838,907   2,892,208
 U.S. Treasury Fund                   2,493,005     2,493,005   2,493,005
 Company Stock Fund                     333,228     1,167,938   2,124,330
 Capital Appreciation Fund              144,769     1,672,034   1,648,919
 Science & Technology Fund               11,853       204,208     204,611
 New America Growth Fund                  4,418       106,547     109,605
 New Income Fund                          9,313        83,668      83,775
 International Stock Fund                 3,666        33,441      32,591
Loans receivable                                      379,928     379,928
                                                  ___________  __________
Total                                             $17,000,857 $17,990,153
                                                  ___________ ___________

4.      TAX STATUS

The Plan obtained its latest determination letter in April 1994 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.      PARTY IN INTEREST TRANSACTIONS

During the years ended December 31, 1993 and 1992, there were transactions involving the investment of Plan assets in funds maintained by T. Rowe Price and CIGNA, parties in interest as defined in the ERISA.

6.      SUPPLEMENTAL STATEMENTS BY INDIVIDUAL FUND

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INDIVIDUAL FUND AS OF DECEMBER 31, 1993

                                                                Unaudited

                                                                                     New
                              Equity     U.S.       Company    Capital    Science &  America  New       Int'l
                  Stable      Income     Treasury   Stock      Apprecia.  Technolog  Growth   Income    Stock
                  Value Fund  Fund       Fund       Fund       Fund       Fund       Fund     Fund      Fund      Total
ASSETS:
 Investments,
  at fair value   $ 7,939,568 $4,339,773 $2,630,085 $3,393,182 $2,482,862 $1,514,431 $876,562 $195,165 $683,566 $24,055,194
 Receivables:
  Employee
   contributions       31,126     32,902     22,626     11,275     20,793     11,335    9,120    2,734    6,743     148,654
  Employer
 contributions        236,903    236,903    169,217     67,687    146,655     90,249   78,968   22,562   78,968   1,128,112
                   ___________  __________ __________ __________ __________ __________ ________ ________  _________ __________
NET ASSETS
 AVAILABLE
 FOR BENEFITS      $8,207,597 $4,609,578 $2,821,928 $3,472,144 $2,650,310 $1,616,015 $964,650 $220,461 $769,277 $25,331,960
                  ___________ __________ __________ __________ __________ __________ ________ ________  ________ ___________

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INDIVIDUAL FUND AS OF DECEMBER 31, 1992

                                                                Unaudited
                                                                                         New
                               Equity      U.S.        Company     Capital     Science & America   New      Int'l
                   Stable      Income      Treasury    Stock       Apprecia.   Technolog Growth    Income   Stock
                   Value Fund  Fund        Fund        Fund        Fund        Fund      Fund      Fund     Fund        Total
ASSETS:
 Investments,
  at fair value   $8,242,496  $2,968,725  $2,528,427 $2,154,224  $1,665,699  $204,611  $109,605  $83,775  $32,591  $17,990,153
 Receivables:
  Employee
   contributions      35,316      28,718      25,640      6,359      17,817      1,555    1,296      950      301      117,952
  Employer
 contributions       216,174     180,145     178,336     47,320     119,007    19,765    15,993    5,965    1,927      784,632
                   __________  __________  __________  __________  __________  ________  ________  _______  _______  ___________
NET ASSETS
 AVAILABLE
 FOR BENEFITS     $8,493,986  $3,177,588  $2,732,403  $2,207,903  $1,802,523  $225,931 $126,894  $90,690  $34,819  $18,892,737
                   __________  __________  __________  __________  __________  ________ ________   _______  _______  ___________

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
BY INDIVIDUAL FUND FOR THE YEAR ENDED DECEMBER 31, 1993

                                                        Unaudited

                                                                                   New
                    Stable   Equity    U.S.      Company     Capital   Science & America  New      Int'l
                    Value    Income    Treasury  Stock       Apprecia. Technolog Growth   Income   Stock
                    Fund     Fund      Fund      Fund        Fund      Fund      Fund     Fund     Fund     Total
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income:
   Interest and
   dividend income  $474,167 $308,239  $72,715  $    2,718  $100,687  $173,564  $35,768  $10,868 $15,794  $1,194,520
   Net appreciation
   in fair value
   of investments             221,830            1,365,258   234,841    39,437   71,976    3,067  82,552   2,018,961
                    ________  ________  _______  _________  ________  ________  _______  _______  _______  __________
                     474,167  530,069    72,715  1,367,976   335,528   213,001  107,744   13,935  98,346   3,213,481
  Less investment
   expenses            4,958    4,958     3,542      1,417     3,069     1,889    1,653      472   1,652      23,610
                    ________  ________  _______  __________  ________  ________ _______   ______  ______   _________
  Investment income,
   net               469,209  525,111    69,173  1,366,559   332,459   211,112  106,091   13,463  96,694   3,189,871
                    ________  ________  _______  __________  ________  ________ _______   ______   _____   _________
  Contributions:
   Employee
    contributions    814,837  755,146   558,870    212,725   474,706   180,103  146,869   50,705  54,525   3,248,486
   Employer
    contributions    264,331  247,013   197,295     75,899   152,220    92,113   80,195   23,290  80,697   1,213,053
                    _________ ________  _______   ________   _______   _______  _______  _______ _______   _________
                   1,079,100 1,002,159  756,165    288,624   626,926   272,216  227,064   73,995 135,222   4,461,539
    Total
     additions     1,548,377 1,527,270  825,338  1,655,183   959,385   483,328  333,155   87,458 231,916   7,651,410
                   _________ _________  _______  _________   _______   _______  _______   ______ _______   _________


DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:

Distributions
 to participants   (534,777) (238,949) (179,550)  (82,647)  (157,939)   (7,288)  (4,056)    (481) (6,500) (1,212,187)

NET TRANSFERS
 BETWEEN FUNDS   (1,299,989)  143,669  (556,263) (308,295)    46,341   914,044  508,657   42,794 509,042
                 __________  ________  ________  ________   ________   _______  _______   _______ _______  _________
NET INCREASE
(DECREASE)         (286,389) 1,431,990   89,525 1,264,241    847,787 1,390,084  837,756  129,771 734,458   6,439,223
                 __________  _________ ________ _________    _______ _________  _______  _______ _______   _________
NET ASSETS
 AVAILABLE
 FOR BENEFITS:
 Begin. of year   8,493,986  3,177,588 2,732,403 2,207,903 1,802,523   225,931  126,894   90,690  34,819  18,892,737
                 __________  _________ _________ _________ _________   _______   ________ ________ _____  __________
 End of year      8,207,597  4,609,578 2,821,928 3,472,144 2,650,310 1,616,015  964,650  220,461 769,277  25,331,960
                 __________  _________ _________ _________ _________ _________   _______ ________ _______ __________

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INDIVIDUAL FUND FOR THE YEAR ENDED DECEMBER 31, 1992

                                            Unaudited
                                                                                        New
                   Stable      Equity      U.S.       Company     Capital    Science &  America
                   Value       Income      Treasury   Stock       Apprecia.  Technolog. Growth
                   Fund        Fund        Fund       Fund        Fund       Fund       Fund
ADDITIONS TO NET
ASSETS ATTRIBUTED TO
 Investment income:
  Interest and
  dividend income  $  198,555  $  125,606  $  33,419  $    1,164  $  72,734  $  12,176  $   761
  Net appreciation
  (depreciation) in
  fair value of
  investments                      53,302                987,887    (23,115)       403    3,057
                     ________    ________    _______    ________   ________    _______   ______
                      198,555     178,908     33,419     989,051     49,619     12,579    3,818
 Less investment
 expenses               4,978       1,839      1,585       2,797      1,046        132       66
                     ________    ________    _______    ________   ________    _______   ______
  Investment income,
  net                 193,577     177,069     31,834     986,254     48,573     12,447    3,752
                     ________    ________    _______    ________   ________    _______   ______
 Contributions:
  Employee Contribs.  488,929     386,368    370,389     121,134    256,462      8,230    3,970
  Employer Contribs.  221,152     181,984    179,921      50,117    120,053     19,897   16,059
                     ________    ________   ________    ________   ________    _______  _______
                      710,081     568,352    550,310     171,251    376,515     28,127   20,029

   Total additions    903,658     745,421    582,144   1,157,505    425,088     40,574   23,781
                     ________    ________   ________   _________   ________    _______  _______

DEDUCTIONS FROM NET
ASSSETS ATTRIBUTED TO:

 Distributions to
 participants        (187,923)   (78,810)    (98,795)    (29,617)  (74,136)

NET TRANSFERS BETWEEN
FUNDS               7,778,251  2,510,977   2,249,054      77,702 1,451,571     185,357   103,113
                    _________  _________   _________     _______ _________     _______  ________
NET INCREASE
(DECREASE)          8,493,986  3,177,588   2,732,403   1,205,590 1,802,523     225,931   126,894
                    _________  _________   _________   _________ _________    ________  ________
NET ASSETS
AVAILABLE FOR
BENEFITS:
 Beginning of year                                     1,002,313
                   __________ __________  __________  __________ __________   ________  ________
 End of year       $8,493,986 $3,177,588  $2,732,403  $2,207,903 $1,802,523   $225,931  $126,894
                   __________ __________  __________  __________ __________   ________  ________

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
BY INDIVIDUAL FUND FOR THE YEAR ENDED DECEMBER 31, 1992

                                                 Unaudited

                   New       Int'l    Guaranteed  Money      Equity       Growth
                   Income    Stock    Interest    Market     Index        Equity
                   Fund      Fund     Fund        Fund       Fund         Fund        Total
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
 Investment income
  Interest and
  dividend income   $  622   $ 1,114  $  151,593  $   27,081  $  216,890  $   70,362  $   912,077
  Net appreication
  (depreciation) in
  fair value of
  investments          107      (850)                           (203,491)   (165,625)     651,675
                    ______   _______    ________     _______    ________    ________    _________
                       729       264     151,593      27,081      13,399      95,263    1,563,752
 Less investment
 expenses               55        22       8,156       6,647       3,162       3,123       33,608
                    ______   _______    ________     _______    ________    ________    _________
 Investment
 income, net           674       242     143,437      20,434      10,237     (98,386)   1,530,144
                    ______   _______    ________     _______    ________    ________    _________
 Contributions:
  Employee Contribs. 3,947     1,964     426,893     151,652     143,035      96,813    2,459,786
  Employer Contribs. 6,020     1,949       8,156       6,647       3,162       3,123      818,240
                    ______    ______     _______     _______    ________     _______    _________
                     9,967     3,913     435,049     158,299     146,197      99,936    3,278,026

    Total additions 10,641     4,155     578,486     178,733     156,434       1,550    4,808,170
                   _______    ______     _______     _______     _______     _______    _________
DEDUCTIONS FROM NET
ASSETS ATTRIBUTED TO:
  Distributions to
  participants                         (194,090)     (51,240)    (50,167)     (8,697)    (773,475)

NET TRANSFERS
BETWEEN FUNDS       80,049    30,664 (8,345,624)  (2,760,789) (2,353,257) (1,007,068)
                  ________   _______  _________    _________   _________   _________      _______
NET INCREASE
(DECREASE)          90,690    34,819 (7,961,228)  (2,633,296) (2,246,990) (1,014,215)   4,034,695
                  ________   _______  _________    _________   _________   _________    _________
NET ASSETS
AVAILABLE FOR
BENEFITS:
  Beginning
  of year                             7,961,228    2,633,296   2,246,990   1,014,215   14,858,042
                 ________   ________ __________   __________  __________  __________  ___________
  End of year     $90,690    $34,819 $    --      $    --     $    --     $     --    $18,892,737
                 ________   ________ __________   __________  __________  __________  ___________


GENERAL DATACOMM INDUSTRIES, INC.
RETIREMENT SAVINGS AND DEFERRED PROFIT SHARING PLAN

Item 27a--SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1993

     Identity of          Description
   Issue or Borrower      of Investment         Cost      Current Value
*T. Rowe Price Funds:
  Stable Value Fund     7,538,472 units in
                        common trust fund   $  7,538,472    $ 7,538,472

  Equity Income Fund    253,885 units in
                        common stock fund      4,005,908      4,227,181

  U.S. Treasury Fund    2,584,973 units in
                        U.S. Government
                        securities             2,584,973      2,584,973

* Company Stock Fund    323,665 shares of
                        General DataComm
                        Industries, Inc.
                        common stock           1,748,008      3,358,027

  Capital Appreciation  191,773 units in
  Fund                  common stock fund      2,257,770      2,427,852

  Science & Technology  78,835 units in
  Fund                  common stock fund      1,476,598      1,493,916

  New America Growth    31,478 units in
  Fund                  common stock fund        812,604        882,633

  New Income Fund       21,303 units in
                        marketable debt
                        securities               196,143        196,841

  International Stock   56,230 units in
  Fund                  common stock fund        611,320        683,756

* Loans to participants 186 loans, maturing
                        from January 18, 1994
                        to December 20, 1998,
                        interest at 7.0% to
                        11.5%                    661,543        661,543
                                             ___________    ___________
  Total                                      $21,893,339    $24,055,194
                                             ___________    ___________
* Party-in-interest

GENERAL DATACOMM INDUSTRIES, INC.
RETIREMENT SAVINGS AND DEFERRED PROFIT SHARING PLAN

ITEM 27d--SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                      Current
 Identity of Party                                             Value on
 Involved and           Purchase      Selling      Asset       Transaction   Net Gain
 Description of Asset   Price         Price        Cost        Date          On Sale
Series of transactions:

 T. Rowe Price
  Stable Value Fund:
   2,279,800
    units bought        $2,279,800                 $2,279,800  $2,279,800
   2,762,511
    units sold                        $2,762,511    2,762,511   2,762,511

 T. Rowe Price Equity
  Income Fund:
   127,144
    units bought         2,085,326                  2,085,326   2,085,326
   58,302
    units sold                           972,164      918,325     972,164    $ 53,839

 T. Rowe Price U.S.
  Treasury Fund:
   1,004,817
    units bought         1,004,817                  1,004,817   1,004,817
   912,649
    units sold                           912,649      912,649     912,649

 T. Rowe Price
  Capital
  Appreiciation Fund:
   112,653
    units bought         1,351,256                  1,351,256   1,351,256
   65,648
    units sold                           807,127      765,520     807,127     41,607

 T. Rowe Price
  Science & Technology
  Fund:
   85,395
    units bought         1,611,885                  1,611,885   1,611,885
   18,414
    units sold                           362,815      340,303     362,815     22,512

 T. Rowe Price
  New America
  Growth Fund:
   30,599
    units bought           795,941                    795,941     795,941
   3,539
    units sold                           95,103        90,099      95,103      5,004

 Company Stock Fund:
  127,526
   units bought          1,307,874                  1,307,874   1,307,874
  137,089
   units sold                         1,412,754       701,310   1,412,754    711,444